Exhibit 99.26(d)iv.

Overloan Protection Rider

This rider will not affect any rights or obligations under the policy or any other policy rider unless and until this rider is exercised. See Effect Of Exercising Rider On Policy And Other Riders below. This rider will continue In Force until its termination as described below. This rider does not have Account Value, Net Surrender Value or loan value.

This rider is made a part of the policy as of the policy’s Issue Date.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the policy To the extent provisions contained in this rider are contrary to or inconsistent with the policy's provisions the provisions of this rider will control with respect to this rider.

Benefits Provided By This Rider	By exercising this rider, the policy will continue as paid-up life insurance when, as a result of Policy Debt, the non-loaned Account Value would be insufficient to cover the policy's Monthly Charges.

Policy Conditions For Exercising This Rider

This rider will be exercised on the Monthly Charge Date that is on, or precedes, the date that (a) we have received the Owner's Written Request, and (b) all of the following requirements as described below have been met:

1.     The policy is In Force and has reached the 15th Policy Anniversary Date;

2.     The Insured is at least Attained Age 75;

3.     The Account Value of the policy must be at least $100,000;

4.     The non-loaned Account Value is sufficient to pay the Rider Charge (described below);

5.     The policy is issued under the federal Guideline Premium Test under Section 7702 of the Internal Revenue Code, as amended;

6.     The policy is not, and exercise of this rider will not cause the policy to become, a "modified endowment contract" under the Internal Revenue Code;

7.     The Policy Debt exceeds a specified percentage of the Account Value. This percentage is called the Overloan Rider Trigger and varies by the Attained Age of the Insured. The Overloan Rider Trigger Points are shown in the Policy Specifications; and

8.     All amounts that can be withdrawn from the policy without the imposition of federal income tax must have already been taken as withdrawals.

Written Request

Once all of the above Policy Conditions are satisfied, we will send a notice to you that you may exercise this rider. You must indicate your intent to exercise this rider by sending us a Written Request. If we provide such notice at least 31 days before the end of the policy’s Grace Period, we must receive your Written Request to exercise this rider before the end of the policy’s Grace Period. If, however, we provide notice that the Policy Conditions have been satisfied within 31 days before the end of the policy’s Grace Period, we must receive your Written Request to exercise this rider no later than the 30th day following the date you receive our notice. The policy’s Grace Period will be extended until the end of any such 30 day period.

If the policy meets all of the Policy Conditions and the Owner does not choose to exercise this rider, the Owner still has the right to exercise this rider at a later date as long as the policy remains In Force and provided that the Policy Conditions are met.

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Rider Charge

To exercise this rider, a one-time Rider Charge must first be deducted from the policy's Account Value. The Rider Charge will be equal to one (1) multiplied by two (2), where:

(1)   is the policy's Account Value; and

(2)   is a percentage of the Account Value that varies by the Insured's Attained Age (the Rider Charge Percentage). See the Policy Specifications.

If the non-loaned Account Value is insufficient to cover the Rider Charge, in order to exercise this rider, the Owner will be required to repay Policy Debt such that there is enough non-loaned Account Value to cover the Rider Charge.

There is no charge for this rider unless it is exercised. There are no periodic charges for this rider after it is exercised.

Adjustment Of Death Benefit & Compliance With Section 7702 Of The Internal Revenue Code

When all of the Policy Conditions are met, and after we receive the Owner's Written Request to exercise this rider and the Rider Charge has been applied, the policy's death benefit will be adjusted in two steps:

1.     If the Death Benefit Option is not already Death Benefit Option 1, it will be changed to Death Benefit Option 1; and

2.     The Face Amount will equal the Minimum Death Benefit after the Rider Charge is taken. If this Face Amount is not compliant with Section 7702 of the Internal Revenue Code, the Owner will not be allowed to exercise this rider.

If we determine that a current or future distribution will be required to maintain the policy's qualification as life insurance under Section 7702 of the Internal Revenue Code, the Owner will not be allowed to exercise this rider.

Effect Of Exercising Rider On Policy And Other Riders

Exercising this rider will affect the policy and any other policy riders as follows:

1.     Interest will continue to accrue on the Policy Debt at the applicable interest rate under the policy;

2.     The loaned Account Value in the Guaranteed Principal Account will earn interest at the same rate as the loan interest rate;

3.     Any remaining non-loaned Account Value will be held in the Guaranteed Principal Account and will accrue interest at not less than the policy's Minimum Annual Interest Rate For The Guaranteed Principal Account, shown in the Policy Specifications;

4.     All other policy riders will be terminated;

5.     No further Monthly Charges or additional charges will be taken from the Account Value;

6.     No further policy loans may be taken;

7.     No further policy changes, transfers of values or withdrawals will be allowed;

8.     No further premium payments or loan repayments will be allowed; and

9.     The amount of the death benefit will be the maximum of (A) or (B), reduced by any Policy Debt, where:

A.    is the policy’s adjusted Face Amount after this rider is exercised; and

B.    is the Minimum Death Benefit, calculated as of the date of the Insured's death.

The Owner will be notified of the changes to the policy.

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Rider Reinstatement

If this rider is In Force at the time the policy lapses, this rider may only be reinstated if the policy is reinstated. The requirements for reinstatement of this rider are the same as the policy reinstatement requirements.

This rider cannot be reinstated if it was terminated at the Owner’s request.

Rider Termination

This rider will terminate when any of the following occurs:

1.     Before this rider is exercised, we receive a satisfactory Written Request from the Owner to terminate this rider. Such termination will be effective on the date we receive the Written Request; or

2.     Termination of the policy for any reason.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ /s/ Roger W. Crandall ]	[ /s/ Pia Flanagan ]

PRESIDENT	SECRETARY

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